UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Amendment No. 1

NOTIFICATION OF LATE FILING

SEC File Number: 001-33520

CUSIP Number: 20564W105

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

comScore, Inc.

Full Name of Registrant

Former Name if Applicable

11950 Democracy Drive, Suite 600

Address of Principal Executive Office (Street and Number)

Reston, Virginia 20190

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 29, 2016, comScore, Inc. (the “Company”) filed with the SEC a Form 12b-25, Notification of Late Filing, with regard to its Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) because the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) had not finalized an ongoing review of certain potential accounting matters with the assistance of independent counsel and advisors. The Audit Committee continues to work vigorously with its independent counsel and advisors to complete its internal review as soon as possible. On March 5, 2016, however, the Audit Committee advised the Company’s Board of Directors that it did not expect to finalize its review before March 15, 2016. As a result, the Company has not finalized its financial statements pending completion of the review, and the Company is not in a position to file its Form 10-K until after the Audit Committee completes its review and the Company’s independent public accountants assess the conclusions of the Audit Committee in connection with their audit of the Company’s annual financial statements included in the Form 10-K.

The Company proactively contacted the staff of the Securities and Exchange Commission regarding the Audit Committee’s internal review. The Company does not expect to make further comment regarding the Audit Committee’s review until its conclusion.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christiana L. Lin	(703)	438-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), including, without limitation, comScore’s expectations as to the timing and outcome of its internal review and the filing of the Annual Report on Form 10-K for the year ended December 31, 2015.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the internal review; the conclusions of the Audit Committee (and the timing of the conclusions) concerning matters relating to the internal review; the timing of the review by, and the conclusions of, comScore’s independent registered public accounting firm regarding the internal review and comScore’s financial statements; the risk that the completion and filing of the Form 10-K will take longer than expected; and the risk that comScore will be unable to file the Form 10-K in the foreseeable future. comScore disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

comScore, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 7, 2016	By:	/s/ Christiana L. Lin
Christiana L. Lin
EVP, General Counsel and Chief Privacy Officer

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